August 12, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Exquisite Acquisition, Inc.

Registration Statement of Form S-1/A No. 5

Filed August 5, 2016

File No. 333-201697

To the men and women of the SEC:

On behalf of Exquisite Acquisition, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated August 11, 2016 addressed to Mr. Thomas DeNunzio, the Company’s President, and CEO, with respect to the Company’s filing of its S-1/A on August 5, 2016.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

1. Your independent auditor’s consent refers to the audit report dated July 18, 2016 on your financial statements as of and for the six months ended May 31, 2016. However, we note that the audit report included on page F-2 of your S-1, as amended, is dated March 28, 2016 and references your financial statements as of November 30, 2015 and November 30, 2014 and the fiscal year ended November 30, 2015 and the period from September 29, 2014 (inception) to November 30, 2014. Please have your independent auditor provide a currently dated consent which references the correct audit report date and the correct dates of the audited financial statements on which the report opines.

COMPANY RESPONSE

We have included herein an amended and currently dated consent.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: August 12, 2016

/s/ Thomas DeNunzio

Thomas DeNunzio

President& CEO